UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


FORM 12B-25

NOTIFICATION OF LATE FILING

Form 10-QSB

For period Ended: March 31, 2000


PART I - REGISTRANT INFORMATION

ThermaFreeze, Inc.
----------------------------------------------
(Name of Small Business Issuer in its charter)

4430 Haskell Avenue
----------------------------------------
(Address of principal executive offices)

Encino, CA 91436
-------------------------
City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)


The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


PART III - NARRATIVE

Form 10QSB, the Quarterly Report for Small Business
Corporations, could not be filed by ThermaFreeze, Inc.
on time in view of the fact that we have just been recently approved as a fully reporting company, the effectivity date of which is May 29, 2000. Thus, we require more time to gather data to fully comply with the submission requirements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of Person to Contact in
regard to this notification -

					THOMAS PRYOR
					(818) 784-2446

(2) Have all other periodic reports required under
Section 13 or 15 (d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

						Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

						No



					THERMAFREEZE, INC.
					(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  MAY 12, 2000	BY  	/s/ 	Thomas Pryor
					_________________
					THOMAS PRYOR
					Chief Financial Officer
					ThermaFreeze, Inc.





1